October 27, 2006

VIA EDGAR AND COURIER

Mr. Matthew J. Benson, Esq.

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC  20549

Re:                             Heelys, Inc., Amendment No. 1 to the Registration Statement on Form S-1

Filed October 4, 2006

File No. 333-137046

Dear Mr. Benson:

On behalf of Heelys, Inc. (the “Company”), in connection with the proposed initial public offering of the Company’s common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (“SEC”), Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-137046), including exhibits (“Amendment No. 2 to the Registration Statement”), for filing under the Securities Act of 1933, as amended, which we have marked to show changes from Amendment No. 1 to the Registration Statement.

The changes reflected in Amendment No. 2 to the Registration Statement include those made in response to the comments of the Staff of the SEC (the “Staff”) set forth in the Staff’s comment letter dated October 20, 2006, as well as other updates.

Set forth below are the Company’s responses to the comments raised in your letter.  For your convenience, we have provided each of your numbered comments followed by our responses and we have also sent to you paper copies of this letter and Amendment No. 2 to the Registration Statement.  All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 to the Registration Statement.  Page references are generally not given when the changes appear throughout the prospectus.  References throughout this letter to “Heelys,” “we,” “us,” and “our” are to the Company.

General

1.              We read your correspondence dated October 17, 2006.  In addition to the information provided, please provide us with the IPO analysis referred to in your letter and a summary of the valuations performed by the independent third party appraiser that details the results of the five methodologies and the probability-based weighted average valuation.  Please include with your summary an explanation of your basis for a probability-based weighted average valuation in light of the valuations discussed with the underwriters.  In addition, please tell us:

•                                           When you began discussions with the underwriters concerning the initial public offering;

•                                           The dates that you discussed valuations with your underwriters including the ranges of valuations you discussed; and

•                                           The intervening events which occurred between the issuance date of the options and the date of your most recent discussions with the underwriters that you believe significantly increased the fair value of your common stock.  Please include with your response the date on or period over which each event occurred, the amount of the increase on a per share basis you attribute to each business reason or event, and why you believe the per share change you attributed to each business event was reasonable.

We may have further comment after we review your response.

Response:  As requested by the Staff, attached as Exhibit A is the IPO analysis referred to in our correspondence dated October 17, 2006.

In developing a determination of the fair value of our stock as of June 23, 2006, the Company hired an unrelated, independent, third-party appraiser to conduct a valuation as referenced in our correspondence dated October 17, 2006.  The independent appraiser utilized methods and procedures as set forth in the AICPA Practice Aid for the Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”).  A summary of the valuation methodologies used by the independent appraiser and value indications derived from each approach are as follows:

1.                                       “Transaction Negotiations.”  The independent appraiser developed an indication of fair value based upon the Company’s correspondence in March 2006 with a multinational shoe manufacturer related to an aborted sales process for the Company as described in our October 17, 2006 correspondence.  Valuation - $54 million to $70 million.

2.                                       “Recent Stock Sales.”  The independent appraiser developed an indication of fair value based upon the April and May 2006 stock transactions described in our October 17, 2006 correspondence.  Valuation -  $70 million.

3.                                       “Market Transactions.”  In this methodology, the independent appraiser developed an indication of fair value based upon market transactions of companies considered to be similar to the Company.  Using Capital IQ and Pratt’s Stats, the independent appraiser searched for transactions involving companies comparable to the Company in terms of industry segment, utilizing the SIC codes 3021, 3143 and 3149.  The independent appraiser found and analyzed six transactions deemed in its judgment to be relevant and interpreted the transaction information to apply the data to the Company based on the nature of the companies’ respective businesses, the dates of the transactions (the transactions analyzed all closed within the 26 months prior to June 2006) and the sizes of the transactions, ranging in size from very small to much larger than the Company.  The independent appraiser applied size adjustments to the transaction multiples gleaned from the representative transactions to develop market multiples applicable to the Company.  Using the data derived, the independent appraiser concluded a multiple of 8.3 times earnings before interest, taxes, depreciation and amortization (“EBITDA”) and 9.2 times earnings before interest and taxes (“EBIT”) represented a reasonable indication of the fair value of the Company on a control basis.  Using these multiples and the Company’s May 31, 2006 trailing 12-months’ EBITDA and EBIT of $12.5 million and $12.1 million, respectively, an enterprise value range of $104 million to $111 million was indicated.  The independent appraiser selected the midpoint of that range of $108 million, and subtracted the $4 million in debt outstanding as of May 31, 2006 to determine an equity value of $104 million.

Noting that one share of the Company’s common stock would not represent a control position in the Company, the independent appraiser then adjusted the value to recognize a lack of control discount.  The independent appraiser noted that Mergerstat Review concluded that an average control premium was over 40%, reflecting synergistic benefits available to buyers of public companies and the opportunity to increase profits significantly from the acquired business.  Based on the independent appraiser’s analysis, a lack of control discount of 15% ($16 million) was considered appropriate, because the premium factors discussed above were less pervasive for the Company.  Applying this lack of control discount to the indicated Company equity value of $104 million, the independent appraiser derived the market value for the Company on a minority, marketable basis.  Valuation - $88 million.

4.                                       “Guideline Public Company Method.”  The independent appraiser used Capital IQ to determine public companies similar to the Company and developed a list of 11 guideline companies that are either footwear companies or diversified sporting goods companies with characteristics similar to those of the Company and are subject to the to the same economic, environmental and political factors as those faced by the Company.  The guideline companies chosen were:  Amer Sports Corp.; Nike, Inc.; Adidas AG; K2 Inc; Timberland Co.; Rocky Brands, Inc.; CROCS, Inc.; K-Swiss, Inc.; Stride Rite Corp.; Skechers USA, Inc.; and Deckers Outdoor Corp.  The independent appraiser compared the financial and operational ratios of the Company with those of the guideline companies, and applied size adjustments as used in the market transactions methodology to account for size differences between the Company and the guideline companies.  The independent appraiser applied EBITDA (7.0 times EBITDA) and EBIT (8.5 times EBIT) multiples that were slightly higher than the median of the size-adjusted multiples of the guideline companies to recognize the Company’s rapid growth rate.  By applying the EBITDA and EBIT multiples to the Company’s trailing 12-month figures for the period ended May 31, 2006, the independent appraiser established an enterprise value range of $87 million to $103 million.  Based on this methodology, the independent appraiser derived an enterprise value of $95 million and then subtracted the $4 million in debt outstanding as of May 31, 2006 to yield an equity valuation of $91 million on a minority, marketable basis.  Valuation - $91 million.

5.                                       “Discounted Cash Flow.”  The independent appraiser applied a discounted net cash flow analysis with a discount rate of 27.0%.  In order to determine the appropriate discount rate, the independent appraiser considered the financial and business risk associated with the Company and the cost of equity.  Using a build-up technique, the independent appraiser started with a risk-free 20 year government bond yield of 5.4%, added 7.2% as the general equity risk premium based on a study of historical security market returns, added an additional 4% general equity risk premium for smaller public companies, and an additional 10% company-specific risk premium.  To develop the 10% company-specific risk premium, the independent appraiser gave consideration to the Company’s rapid growth, single product focus, potential for fashion trends to shift away from the Company’s product, narrow target market, the Company’s ability to counteract infringing products, the Company’s reliance on outsourced manufacturing overseas and its dependence on key personnel.  The independent appraiser also noted that the Company had not achieved budgeted sales or profit numbers in the two months since the projections were prepared, increasing the concern regarding the Company’s ability to achieve the projections in the future.  Please note that we have revised the risk factor on page 8 to describe in greater detail that production constraints caused the Company to fall short of its internal financial projections.  The independent appraiser applied the discount rate to the cash flow projections formulated by the Company through 2011.  The independent appraiser then applied the Gordon Model to estimate a terminal value of the Company.  The independent appraiser noted that this method assumes distribution of all available net cash flow to shareholders and that, despite the elements of control required to achieve indicated cash flows, no discount for lack of control was applied.  Valuation - $103 million.

6.                                       “IPO Analysis.”  The independent appraiser considered the projected IPO valuations obtained by the Company in April 2006 from the underwriters, noting that such valuations were predicated on the Company meeting aggressive projections for revenue and profitability through September 2006, the month in which the proposed offering was to take place.  After considering the investment banks’ projected IPO valuations, the independent appraiser concluded that an IPO valuation of $300 million was appropriate, prior to giving effect to the adjustments described below.  He noted that there were many significant challenges faced by the Company, such as insufficient product availability resulting in financial performance in May and June 2006 below expectations and a changing economic climate, among others, which could prevent the Company’s IPO or significantly affect the public offering price, and therefore the independent appraiser reduced the IPO valuation by 10%.  The independent appraiser then made an additional 10% adjustment to the proposed IPO valuation because (1) between the date of the underwriters’ presentations and June 23, 2006, the guideline companies’ stock prices used in the underwriters’ analysis dropped by an average of approximately 10%, which would be expected to have at least as large an impact on the valuation of the Company and also reduced the likelihood of completing the IPO,  and (2) production issues resulted in financial performance for May and June 2006 below expectations and future increased costs from significant air freight expense to transport products to customers.  The independent appraiser reduced the IPO valuation by another 10% to reflect that the underwriters’ estimate for the IPO valuation would be recognized in the future, rather than on June 23, 2006, and that the underwriters had delayed the proposed offering until at the earliest November 2006 from the originally anticipated September 2006 because of a decline in market conditions and production issues impacting the Company’s near-term financial results.  The independent appraiser then calculated the present value of the adjusted future value using the Company’s estimated cost of equity (27%).  Valuation - $198 million.

The independent appraiser then correlated the value indications derived from the various methodologies to a single valuation by “weighting” each value indication based on the independent appraiser’s degree of confidence in the respective data corresponding to each of the indicated values.  The appraiser noted the following:

•                  since the Company’s rejected counter offer of $70 million to the multinational shoe manufacturer in March 2006, the Company’s financial results had improved on a year over year basis, but the Company had not achieved its projected financial results for the months of May and June;

•                  significant risk existed whether the Company would be able to complete an initial public offering, when the offering might occur and at what offering price;

•                  the Market Transaction approach compared larger companies that typically offered more expansive product lines; and

•                  the Discounted Cash Flow approach relied on a long-term forecast of the Company’s operating results.

Set forth below is the table prepared by the independent appraiser reconciling the values by weighting such values based on the independent appraiser’s degree of confidence in the respective data corresponding to each such value, as described in more detail below.

Approach	Value ($)	Probability	Probability Weighted Average ($)
Transaction Negotiations	70,000,000	10%	7,000,000
Recent Stock Sales	70,000,000	10%	7,000,000
Market Transactions	88,000,000	10%	8,800,000
Guideline Public Company Method	91,000,000	30%	27,300,000
Discounted Cash Flow	103,000,000	10%	10,300,000
IPO Analysis	198,000,000	30%	59,400,000
Total			119,800,000

Weighting the relevant value indicators, the independent appraiser determined the fair market value of the Company’s stockholders’ equity on a minority, marketable basis to be $120 million, translating into a price per share of $5.02 (giving effect to the 25- for-one stock split described in the Registration Statement).

The independent appraiser, considering many different studies and the AICPA Practice Aid, then applied a lack of marketability discount of 15%, thereby decreasing the fair market value per share to $4.27 and further decreased the value per share by the dilution to the value that would be realized by a shareholder of the Company as a result of the June 2006 option issuance.  As of the option grant date, the Company had 23,903,975 common stock equivalents outstanding, and 2,042,500 options granted out of the 2,272,725 shares reserved for issuance under the Company’s 2006 Stock Incentive Plan.  Using a Black-Scholes option pricing model, the independent appraiser valued the options at $2.46 per share, which caused a reduction in the otherwise indicated value of both the common stock and the options.  The independent appraiser therefore reduced the indicated value of both the options and the underlying common stock proportionately.  Prior to including the dilution, the independent appraiser found the value of the common stock and options were as follows:

	Number	Value ($) (rounded)	Total Value ($)	Percent of Value
Common Stock	23,903,875	4.27	102,002,615	94.8
Options	2,272,725	2.46	5,587,267	5.2
Total			107,589,882	100.0

Accounting for stock option dilution, the independent appraiser determined that the fair market value of the Company’s common stock as of June 23, 2006 was $4.05 per share.

The Company respectfully submits that the relative weights provided by the independent appraiser to the relevant valuation methodologies were reasonable at the time of the valuation in light of the Company’s discussions with the underwriters because, among other factors:

•                  While Transaction Negotiations with the multinational shoe manufacturer represented a bona-fide indication of value from a third party in an arms-length negotiation that occurred approximately three months prior to June 2006, the independent appraiser conservatively weighted this valuation methodology at only 10% and used the Company’s $70 million asking price, even though the proposed buyer rejected such price and had only offered $54 million;

•                  Recent Stock Sales of the Company’s common stock occurred in April and May 2006 – and although these stock sales were arms-length transactions and occurred less than two months prior to June 2006, the independent appraiser weighted this valuation methodology at only 10%;

•                  The Market Transactions method was weighted at 10% as it included much larger companies, incorporated a control premium and represented transaction multiples that occurred in the past in potentially different market environments;

•                  The Guideline Public Company Method was weighted at 30% using the average EBITDA and EBIT multiples of the guideline companies, and this higher weighting was proper since the data set consisted of generally comparable public companies and valuations that were based on then current market conditions;

•                  The Discounted Cash Flow method was weighted 10%, as it was based on long-term projections and considered that the Company had failed to meet the projections in the months of May and June; and

•                  The IPO Analysis was weighted 30% due to the following factors:

•                  market conditions for initial public offerings deteriorated between April and June 23, 2006, as evidenced by the 11% decline in price to earnings multiples of companies the underwriters considered to be comparable and the decline in the S&P500 of 3% during such period (see Exhibit B attached) and the increase in the percentage of initial public offerings that priced at the low end or below their price per share filing range (see Exhibit D attached) during this period;

•                  the Company had not yet filed its Registration Statement;

•                  until May 2006, the Company had only one independent manufacturer producing substantially all of its products and the Company was experiencing product delivery delays (see risk factor “Because we outsource all of our manufacturing …” on page 8); and

•                  the underwriters had delayed the proposed offering from the originally anticipated September 2006 until November 2006 at the earliest because of a decline in market conditions and Company production issues that resulted in financial results for the months of May and June that were below expectations.

***

In response to the bullet-point questions set forth above in Comment No. 1:

•                              The Company discussed the possibility of its initial public offering with the underwriters from April 10, 2006 through April 25, 2006;

•                              In those April 2006 meetings, the underwriters provided the Company with preliminary IPO valuations of the Company for an offering that could occur as early as September 2006.  The underwriters provided a broad range of IPO valuations – from $303.4 million to $474.3 million.  These valuations were based on 2007 projections that were estimated by the proposed underwriters and assumed growth rates based on the growth of similar companies, all without guidance from the Company.  The underwriters had reviewed a limited amount of Company historical financial information and because of this, a wide range of multiples and price-to-earnings growth ratios were used, which led to a wide valuation range.

•                              On October 11, 2006, after working with the Company on the preparation of the Registration Statement and based on then-current market conditions, Bear Stearns and Wachovia Securities provided the Company with updated potential IPO valuations for the Company ranging from $381.5 million to $429.4 million.

•                              The Company respectfully submits that determining the fair value of any non-public company’s stock is difficult.  Furthermore, it is extremely challenging to definitively assign a relative per share valuation to discrete business reasons or events that have occurred between the June 23, 2006 option grants and the Company’s most recent discussions with the underwriters.  However, since the June 23, 2006 option grant date, there have been a number of Company-specific and broader industry developments that, taken in the aggregate, the Company believes have significantly increased the fair value of the Company’s common stock.  Some of these Company-specific and broader industry developments are as follows:

•                              The Company’s unaudited EBITDA more than doubled from $12.5 million for the trailing 12-month period ended May 31, 2006 to a preliminary, unaudited $30.9 million for the trailing 12-month period ended September 30, 2006;

•                              The Company’s unaudited EBIT also more than doubled from $12.1 million for the trailing 12-month period ended May 31, 2006 to a preliminary, unaudited $30.6 million for the trailing 12-month period ended September 30, 2006;

•                              While the Company was not able to meet internally projected sales targets in May and June 2006 due to manufacturing constraints, the Company successfully expanded its outsourced product manufacturing capacity and thus has been able to fill past-due customer orders and meet sales targets since July 2006;

•                              The Company has filed a Registration Statement and is more likely to consummate an initial public offering; and

•                              The public equity and IPO markets have improved, as have valuations of comparable public companies, as evidenced by the almost 14% increase in price to earnings multiples of companies the underwriters consider to be comparable (see Exhibit C attached) and the decrease in the percentage of IPOs that priced at the low end or below their price per share filing range (see Exhibit D attached).

While we continue to believe that the probability-based weighted average valuation used by the independent, third-party appraiser is appropriate, we believe that, over the approximate four month period between the dates of the valuation report and today, the factors above, among others, have influenced both the implied valuations of the constituent methodologies and their probability weighting.

Utilizing the framework and methodologies provided by the independent appraiser, the Company has updated the valuations of the constituent methodologies, other than the Transaction Negotiations and the Recent Stock Sales methodologies, as those are discrete valuations and were remote in time to the present, and assigned what it considers to be appropriate weightings, reflecting the Company’s current business, prospects and operations and likelihood of completing an initial public offering in the near term.

To update the Market Transactions and Guideline Public Company Method, the Company used the EBITDA and EBIT multiples determined by the independent appraiser, applying the Company’s unaudited preliminary EBITDA and EBIT for the trailing 12-month period ended September 30, 2006.  While multiples for the comparable companies have increased since June 23, 2006, for conservatism, the Company used the same multiples as the independent appraiser used in the original valuation for the guideline public company method.  For the Discounted Cash Flow method, the Company used updated projections based on current expectations for the business, but otherwise used the same methodology and assumptions as the independent appraiser’s original valuation.  For the IPO Analysis, the Company used the most current IPO valuation provided by Bear Stearns and Wachovia Securities on October 11, 2006.

The probabilities assigned to each of the valuation methodologies reflect:

•                  The Transaction Negotiations and Recent Stock Sales valuations are remote to the current date, particularly given the rapid growth of the Company over the intervening period, and are therefore deemed not to be relevant and assigned a 0% probability.

•                  The Company currently estimates that an IPO at the valuation and on the timeline indicated by the underwriters has a 60% chance of completion.

•                  The Company considers a 20% weighting for the Guideline Public Company Method to be proper as the data set consists of generally comparable public companies and valuations based on current market conditions.

•                  The remaining two valuations, Market Transactions and Discounted Cash Flow, are considered to be equally suitable methods of determining current value and are therefore each assigned a 10% probability.

The following table shows the conclusions derived using such methodologies:

Approach	Value ($)	Probability	Probability Weighted Average ($)
Transaction Negotiations	70,000,000	0%	—
Recent Stock Sales	70,000,000	0%	—
Market Transactions	206,000,000	10%	20,600,000
Guideline Public Company Method	212,000,000	20%	42,400,000
Discounted Cash Flow	123,700,000	10%	12,370,000
IPO Analysis	392,000,000	60%	235,200,000
Total			310,570,000

Weighting the relevant value indicators, the Company has determined the fair market value of the Company’s stockholders’ equity on a minority, marketable basis as of October 11, 2006 was $310.6 million, translating into a price per share of $11.97.

Given that the Company has not completed its proposed IPO, the Company respectfully submits that a 15% lack of marketability discount is appropriate, which translates into a fair market value per share of the Company’s common stock of $10.17.  A lack of marketability discount is appropriate because, among other reasons, investors will pay less for an interest in a company that is not readily marketable, and this is particularly true for investments that represent a non-controlling interest.

The Company further submits that, as the completion of an IPO draws nearer, the probability of attaining the IPO Analysis valuation approaches 100%.  Until that time, however, the Company believes it is appropriate to probability weight the various valuation methodologies outlined above.

Accordingly, the Company believes that it has appropriately accounted for all options granted under the 2006 Stock Incentive Plan.

We acknowledge that the Staff may have further comment after it reviews this response.  If we can facilitate the Staff’s review of our response to this comment, or if the Staff has any questions regarding the information set forth herein, please telephone the undersigned at (214) 999-4245 or Alan Perkins at (214) 999-4683.

Risk Factors, page 6

2.                                      We note that several localities have banned your sneakers due to public safety and liability concern.  For example, see “Getting around Ajax just got a little harder for some sneaky types,” National Post, dated September 21, 2006 and “Wheely annoying,” The Sunday Mirror, dated October 15, 2006.  Please revise to include a risk factor that describes the effect of these bans on your business.

Response:  As requested by the Staff, we have included a risk factor describing the effect of such bans on our business.  Please see page 12.

Business, page 40

International Sales, page 46

3.                                      We note your response to comment 28 in our letter dated September 21, 2006.  Please revise to disclose the revenues attributable to any individual country, if material.  Refer to Item 101(d)(1)(i)(C) of Regulation S-K.  For example, we note that Japan has accounted for 19.9% of net sales.

Response:  As requested by the Staff, we have revised the Registration Statement to disclose, where material, the revenues attributable to individual countries.  Please see page 46.

Certain Relationships and Related Party Transactions, page 57

4.                                      We note your response to comment 33 in our letter dated September 21, 2006 and your letter dated October 17, 2006.  Since the issuances in April and May 2006 have already occurred, please revise to disclose this information.  In addition, please tell us the exemption from registration relied upon by Mr. Adams to sell 362,150 shares to Mr. Hamner and describe the facts that make the exemption available.

Response:  As requested by the Staff, we have revised the Registration Statement to include all information relating to the April and May 2006 transactions.  Mr. Adams, the Company’s founder, obtained all of his shares in connection with the formation of the Company in May 2000 and such shares were not acquired by Mr. Adams with a view toward distribution.  Since the Company’s inception, Mr. Hamner has been a director of the Company.  The sale from Mr. Adams to Mr. Hamner was made without registration under the Securities Act of 1933 in reliance upon the exemption contained in Section 4(1) of the Securities Act, commonly referred to as the Section 4(1½) exemption.

5.                                      Please file the agreement with CSVC.  In addition, please describe the Investors Agreement referred to in your letter dated October 17, 2006 and file the agreement as an exhibit to your registration statement.

Response:  As requested by the Staff, we have filed the Waiver and Agreement, described the Investors Agreement referred to in our letter dated October 17, 2006 and filed such agreement as an exhibit to the Registration Statement.  Please see page II-2 for Exhibit 10.15 and Exhibit 10.20 and page 58.

Principal and Selling Stockholders, page 59

6.                                      We note your response to comment 35 in our letter dated September 21, 2006; however, we reissue our previous comment.  Please describe how the selling stockholders received their securities.

Response:  As requested by the Staff, we have described how the selling stockholders received their securities.  Please see page 61.

Description of Capital Stock, page 61

7.                                      We note your response to comment 39 in our letter dated September 21, 2006; however, we reissue our previous comment.  Please revise to disclose the prior issuances of series A and B preferred stock, the redemption of the series A and the conversion of the series B preferred stock so that investors may understand the significant developments and changes to your capital structure.

Response:  As requested by the Staff, we have revised the disclosure.  Please see page 62.

Part II. Information Not Required in Prospectus, pages II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

8.              We note your response to comment 47 in our letter dated September 21, 2006.  We reissue that part of our previous comment asking you to disclose all of the information since the issuances have already occurred.  We note that you state that the issuances were exempt under Section 4(2) and Regulation D.  Please revise to clarify which exemption you are relying for each issuance.  Further, revise to clarify which rule under Regulation D you are relying on.

Response:  As requested by the Staff, we have included all information regarding the issuances and have revised the disclosure to clarify the exemptions upon which we rely for each issuance.  Please see page II-2.

9.              We note that you state that each share of series B preferred was converted into one share of common stock.  Please also describe each issuance of series B preferred stock.

Response:  As requested by the Staff, we have described the issuance of the series B preferred stock.   Please see page II-2.

Please contact me at (214) 999-4245 or Alan J. Perkins at (214) 999-4683, should you require further information.

Very truly yours,

Robert Sarfatis

cc:                                 Michael G. Staffaroni

Patrick F. Hamner

Alan J. Perkins

EXHIBIT A

IPO ANALYSIS

Heeling, Inc.

Valuation of Potential IPO proceeds at Valuation Date

Future IPO value of existing stock

		June 23 2006
April Estimate of Existing Equity Value		300,000
Adjustment for IPO expenses		0%
		300,000
Change in Financial Performance from April to June		-10%
		270,000
Stock Price Adjustment from April to June		-10%
		243,000
Investment Banker Discount		10%
		218,700
Present value factor	27%	0.9052
		197,969

EXHIBIT B

COMPARABLE COMPANY ANALYSIS:
CHANGES IN PRICE TO EARNINGS MULTIPLES

APRIL 17, 2006 – JUNE 23, 2006

Date:	04/17/06			06/23/06			Percentage Change
Company	Stock Price	2007 P/E		Stock Price	2007 P/E		Stock Price	2007 P/E

Timberland Co.	$33.52	13.8	x	$26.95	13.1	x	(19.6)%	(5.2)%
Wolverine World Wide Inc.	$20.47	13.5	x	$22.69	14.6	x	10.8%	7.6%
CROCS Inc.	$26.60	29.6	x	$23.98	23.5	x	(9.8)%	(20.5)%
Stride Rite Corp.	$14.19	13.1	x	$12.58	11.6	x	(11.3)%	(11.3)%
Deckers Outdoor Corp.	$39.79	16.0	x	$37.20	14.1	x	(6.5)%	(11.8)%
Skechers USA Inc.	$25.00	17.8	x	$22.60	15.2	x	(9.6)%	(14.8)%
Steven Madden, Ltd.	$24.27	18.1	x	$29.68	14.8	x	22.3%	(18.3)%
Kenneth Cole Productions Inc.	$26.91	17.3	x	$23.00	15.4	x	(14.5)%	(11.3)%
Quiksilver Inc.	$13.54	13.0	x	$12.14	11.7	x	(10.3)%	(9.8)%
Under Armour, Inc.	$32.20	47.6	x	$37.51	44.7	x	16.5%	(6.1)%
Volcom Inc	$33.51	23.0	x	$29.07	19.6	x	(13.2)%	(14.5)%

Median		17.3	x		14.8	x	(9.8)%	(11.3)%

S&P 500 Index	1,285.3	N/M		1,244.5	N/M		(3.2)%	N/M

Source: Multex and First Call

EXHIBIT C

COMPARABLE COMPANY ANALYSIS:
CHANGES IN PRICE TO EARNINGS MULTIPLES

JUNE 23, 2006 – OCTOBER 11, 2006

Date:	06/23/06			10/11/06			Percentage Change
Company	Stock Price	2007 P/E		Stock Price	2007 P/E		Stock Price	2007 P/E

Timberland Co.	$26.95	13.1	x	$29.02	14.4	x	7.7%	10.1%
Wolverine World Wide Inc.	$22.69	14.6	x	$27.28	16.8	x	20.2%	15.6%
CROCS Inc.	$23.98	23.5	x	$37.60	23.6	x	56.8%	0.6%
Stride Rite Corp.	$12.58	11.6	x	$14.31	13.3	x	13.8%	14.8%
Deckers Outdoor Corp.	$37.20	14.1	x	$49.97	17.8	x	34.3%	26.7%
Skechers USA Inc.	$22.60	15.2	x	$25.89	17.3	x	14.6%	13.9%
Steven Madden, Ltd.	$29.68	14.8	x	$40.48	17.8	x	36.4%	20.8%
Kenneth Cole Productions Inc.	$23.00	15.4	x	$24.86	16.7	x	8.1%	8.7%
Quiksilver Inc.	$12.14	11.7	x	$13.38	14.2	x	10.2%	20.7%
Under Armour, Inc.	$37.51	44.7	x	$44.52	49.6	x	18.7%	11.0%
Volcom Inc	$29.07	19.6	x	$26.23	18.2	x	(9.8)%	(7.5)%

Median		14.8	x		17.3	x	14.6%	13.9%

S&P 500 Index	1,244.5	N/M		1,350.0	N/M		8.5%	N/M

Source: Multex and First Call

EXHIBIT D

PERCENTAGE OF IPOs PRICING AT LOW END OR BELOW
THEIR FILING RANGE: 2006 YEAR TO DATE

											% Priced At Low
		PRICING									or Below Bottom
	# Deals	Below Range	%	At Low	%	Within Range	%	At High	%	Above Range	of Range
January 06	7	0	0.0%	1	14.3%	2	28.6%	1	14.3%	3	14%
February 06	17	6	35.3%	2	11.8%	3	17.6%	2	11.8%	4	47%
March 06	6	1	16.7%	1	16.7%	2	33.3%	1	16.7%	1	33%
April 06	11	5	45.5%	0	0.0%	1	9.1%	4	36.4%	1	45%
May 06	14	5	35.7%	2	14.3%	2	14.3%	3	21.4%	2	50%
June 06	16	10	62.5%	0	0.0%	2	12.5%	1	6.3%	3	63%
July 06	5	4	80.0%	1	20.0%	0	0.0%	0	0.0%	0	100%
August 06	5	1	20.0%	1	20.0%	0	0.0%	2	40.0%	1	40%
September 06	14	5	35.7%	0	0.0%	2	14.3%	3	21.4%	4	36%
October 06	11	2	18.2%	1	9.1%	4	36.4%	1	9.1%	3	27%

Source: Dealogic